METALLICA RESOURCES INC.
(the "Company")

Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the Company hereby advises of the results of the voting on the matters submitted to the Annual Meeting (the "Meeting") of shareholders of the Company (the "Shareholders") held on Tuesday, May 23, 2006. At the Meeting, the Shareholders were asked to consider certain annual and special meeting matters outlined in the Notice of Annual and Special Meeting and management proxy circular dated April 20, 2006 (the "Proxy Circular").

The matters voted upon at the Meeting and the results of the voting were as follows:

GENERAL BUSINESS		OUTCOME OF VOTE	VOTES BY BALLOT
			Votes For	Votes Against	Votes Withheld
1	The election of the nominees to the board of directors as set forth in the Proxy Circular	Passed	--	--	--
2	The re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors for the Company and authorizing the directors to fix their remuneration	Passed	--	--	--
SPECIAL BUSINESS
3	The adoption of the Shareholder Rights Plan dated April 20, 2006, as described in the Proxy Circular	Passed	22,774,928	5,092,242	762,640
4	The approval of an increase in the maximum number of common shares issuable pursuant to the Company’s Stock Option Plan, as described in the Proxy Circular	Passed	20,863,591	6,894,392	245,785

DATED this 26th day of May, 2006.

METALLICA RESOURCES INC.

Per:	"Bradley J. Blacketor"
Bradley J. Blacketor Chief Financial Officer